Exhibit 17.1

March 19, 2005

Mr. Irwin J. Gruverman

Chairman of the Board

North American Scientific

20200 Sunburst Street

Chatsworth, CA 91311

Dear Irv:

It is with regret that I hereby submit my resignation from the Board of Directors of North American Scientific.  It has become clear to me that you, the other Board members, and the management of North American do not share my concern that there may be a lack of sufficient resources at the Company to identify and properly address technical accounting and reporting issues.  Our different views on this issue have made it, and would if I remained a member of the Board, difficult for me to continue to function as a Board member.  As a result, the best course of action is for me to resign.

Sincerely,

/s/ Donald N. Ecker
Donald N. Ecker

cc: George Yamauchi, PricewaterhouseCoopers